UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 001-13643

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN FOR EMPLOYEES OF ONEOK, INC. AND SUBSIDIARIES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEOK, Inc.

100 West Fifth Street

Tulsa, Oklahoma 74103

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries:

Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm – BKD, LLP

Report of Independent Registered Public Accounting Firm – KPMG, LLP

Statements of Net Assets Available for Benefits—December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Benefits—December 31, 2005

Notes to Financial Statements, December 31, 2005 and 2004

Schedule H, Line 4i—Schedule of Assets (Held at End of Year), December 31, 2005

Exhibits

23.1 – Consent of Independent Registered Public Accounting Firm – BKD, LLP

23.2 – Consent of Independent Registered Public Accounting Firm – KPMG, LLP

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Reports of Independent Registered Public Accounting Firms)

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

ONEOK, Inc. Benefit Plan Committee

Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries

Tulsa, Oklahoma

We have audited the accompanying statement of net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries as of December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule included herein is presented for the purpose of additional analysis and is not a required part of the 2005 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2005 basic financial statements taken as a whole.

/s/ BKD LLP

Tulsa, Oklahoma

June 2, 2006

Report of Independent Registered Public Accounting Firm

ONEOK, Inc. Benefit Plan Committee

Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries:

We have audited the accompanying statement of net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries as of December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Tulsa, Oklahoma

June 14, 2005

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

(In thousands)

	2005	2004
Investments, at fair value:
Money market funds	$28,609	$30,618
Mutual funds	246,650	229,930
Guaranteed investment contract fund	10,882	11,990
Government securities	391	428
Common stock of ONEOK, Inc.	185,740	186,274
Common stock of Westar Energy, Inc.	2,372	2,802
Participant loans	19,361	18,523

Net assets available for benefits	$494,005	$480,565

See accompanying notes to financial statements.

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

(In thousands)

2005
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments (Note 3)	$(1,574)
Dividends	11,854
Interest	767

Total investment income	11,047

Contributions:
Participants	20,167
Employer	13,078
Rollovers	2,174

Total contributions	35,419

Transfers	2,171

Total additions	48,637

Deductions to net assets attributed to:
Benefits paid directly to participants	35,197

Net increase in net assets available for benefits	13,440
Net assets available for benefits, beginning of period	480,565

Net assets available for benefits, end of period	$494,005

See accompanying notes to financial statements.

Notes to Financial Statements

(1)    Description of Plan

A brief description of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries (the Plan) follows and is provided for general information only. Participants should refer to the full text of the Plan document for more complete information. As noted in the Plan document, the following funds are frozen and no new monies may be added: SEI Stable Asset Fund, Federated Capital Preservation Fund, Series “E” and “EE” Savings Bonds and common stock of Westar Energy, Inc.

(a)    General

The Plan is administered by ONEOK, Inc. (the Company) and is provided for the benefit of its employees. The Plan is a defined contribution plan which covers substantially all employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)    Participation and Contributions

An employee may begin participation on the first day of the month following employment. There is no minimum service or age requirement. Participants may make pre-tax deferrals of any whole percentage of their compensation up to a maximum of 24 percent if certain deferral limitations are not exceeded. Participants may make after tax deposits of any whole percentage of their compensation up to a maximum of six percent.

After one year of service, the Company matches 100 percent of pre-tax deferrals and after tax deferrals up to a maximum of six percent of gross wages and limited to six percent of IRS annual compensation limits.

The combined total of pre-tax deferrals, after tax deposits and Company matching contributions cannot exceed the lesser of $42,000 or 100 percent of the participant’s annual compensation.

The Plan contains a power of choice feature for dividends paid on ONEOK, Inc. common stock held in a participant’s account. Participants holding ONEOK, Inc. common stock in their Plan account have the option to receive 100 percent of the dividend in cash, receive 50 percent of the dividend in cash and 50 percent of the dividend reinvested in ONEOK, Inc. common stock, or reinvest 100 percent of the dividend in ONEOK, Inc. common stock. Dividends reinvested are considered pre-tax contributions, but are not subject to Plan limits or limits under applicable rules of the Internal Revenue Service (IRS).

(c)    Participant Accounts

Participants have the right to designate the investment of their account balances, including their contributions and deferrals and the Company’s matching contributions. If no investment option is elected by a participant, the funds are invested in the American Performance U.S. Treasury Fund. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is one percent, and whole increments of one percent must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment instructions to the Trustee of the Plan (Plan Trustee) on a daily basis except during scheduled blackout periods. Neither the Company nor the Plan Trustee guarantees the value of the investments nor do they indemnify any employee against any loss that may result from such investments.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account. The cost charged to a participant’s account for securities purchased is the average cost for all such securities purchased during the day by the Plan. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities by the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale.

If a participant is an officer or an employee in one of certain designated work groups (regardless of the level of position), the participant must pre-clear all trading activity in their Plan account which involves ONEOK, Inc. common stock. For these employees, there are trading windows – periods during which the participant can buy or sell ONEOK, Inc. common stock – during the year. Generally, these windows begin three days after the public release of quarterly or annual financial results for ONEOK, Inc. and continue for 30 business days. Public release of quarterly financial results is by means of an ONEOK, Inc. press release, which is generally made during the last week of the first month or the first week of the second month following the end of a calendar quarter. Public disclosure of annual financial results is by means of an ONEOK, Inc. press release which is generally made during the last week of the second month following the end of the calendar year.

(d)    Vesting

Company contributions to the account of a participant and income and earnings, if any, attributable to the account of the participant are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through decline in market value of investments).

(e)    Distributions and Withdrawals

Participants may borrow from the Plan in accordance with Section 408(b)(1) of ERISA, as amended. A participant may borrow a minimum of $1,000 with a maximum amount not to exceed $50,000 or 50 percent of the non-forfeitable accrued benefit of the participant, whichever is less. The Plan allows two outstanding loans from a participant’s account at any time. Participant loans are stated at cost, which represents estimated market value.

Participant loans have a repayment schedule of no more than 60 months with the exception of a loan used to purchase a principal residence, in which case the term of the loan repayment may be for a period not to exceed 120 months. The participant has the option to repay the loan in full at any time without penalty.

The interest rate on participant loans is the prime interest rate published in The Wall Street Journal on the first day of the month in which the loan was requested. The interest rate remains the same throughout the term of the loan. Interest rates on loans outstanding at December 31, 2005, ranged from 4.0 percent to 12.5 percent.

In-service withdrawals from a participant’s account are permitted under specific circumstances. After tax contributions can be withdrawn for at least $500 or the full value of the participant’s after tax contributions if less than $500. If earnings are included in the withdrawal, there is a six-month suspension of Company matching contributions on new contributions by the participant into the Plan. When participants reach age 59 1/2 and have completed five years of Plan participation, they are allowed a one-time in-service withdrawal from the Plan at any time and for any reason, without qualifying for a hardship withdrawal or suspending Plan contributions or Company matching contributions. In addition, former Western Resources, Inc. transferred employees have grandfathered withdrawal options based on their account balances as of January 11, 1999.

Hardship withdrawals from a participant’s account are allowed after a participant has exhausted all in-service withdrawals and participant loans and has submitted an application to the Plan showing current proof of qualifying hardship. If a hardship withdrawal is approved, the participant is ineligible to make contributions to the Plan or to receive matching contributions from the Company during the following six months.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:

1.	the participant retires or otherwise terminates employment with the Company;

2.	the participant dies;

3.	the Plan is terminated; or

4.	the Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account (as long as the participant’s request is made within 90 days of the effective date of the modification).

If a participant retires or otherwise terminates employment with the Company, and the total account balance is more than $5,000, the participant may leave the balance in the Plan, elect to make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (IRA), or to receive a single lump sum payment from the Plan as soon as administratively possible after leaving the Company. Such participant who leaves the balance in the Plan may elect to defer distribution of the account until a later date but not beyond April 1 of the calendar year following the calendar year the participant attains age 70  1/2 at which time a distribution of the full account is required. If the participant’s account balance does not exceed $5,000, then the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or IRA.

(f)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant would receive distribution of the entire balance of his/her Plan account.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)    Investment Valuation and Income Recognition

The Guaranteed Investment Contract Fund is the result of the Plan’s investment in the Federated Capital Preservation Fund, which primarily invests in guaranteed investment contracts and synthetic guaranteed investment contracts. Investments in the Guaranteed Investment Contract Fund are stated at cost, which approximates fair value. All other investments are stated at fair value based on the current market value of the respective investments at the end of the year. All investments are held by Bank of Oklahoma, N.A., as Plan Trustee. When available, current market value is determined based on published market quotes and trading activity of the underlying investment securities.

Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment.

The Plan provides for investments in various investment securities which, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(c)    Administrative Costs

The Company pays all costs and expenses for administering the Plan, including expenses of the ONEOK, Inc. Benefit Plan Committee and fees and expenses of the Plan Trustee, except for brokerage commissions, investment management fees, including redemption fees, and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account and loan origination fees. The costs incurred by the Company will not be reimbursed by the Plan.

(d)    Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)    Income Taxes

The Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code). The Plan trust is exempt from federal income tax under the provisions of Section 501(a) of the Code. The Plan received a favorable determination letter from the IRS dated November 4, 2002, stating that the Plan, as designed with the proposed amendments (which were adopted in the amendment and restatement effective January 1, 2003), was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is currently designed and being operated within the applicable requirements of the Code.

(f)    Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Company, which is the Plan Administrator, relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)    Investments

The following table presents the fair values of individual investments that represent five percent or more of the Plan’s net assets at December 31, 2005 and 2004 (in thousands):

	2005	2004
American Performance U.S. Treasury Fund	$28,609	$30,618
Fidelity Balanced Fund	26,790	21,845
Laudus Rosenberg US Discovery Fund	26,607	—
Royce Low-Priced Stock Fund	—	25,013
Vanguard Primecap Fund	62,771	61,624
Vanguard Windsor Fund	49,503	47,337
Vanguard Institutional Index Fund	37,931	40,208
Common stock of ONEOK, Inc.	185,740	186,274

The following table presents the net appreciation (depreciation) in fair value for each class of investment which had net appreciation (depreciation) for the year ended December 31, 2005 (in thousands):

2005
Mutual funds	$14,046
Government securities	(25)
Common stock of ONEOK, Inc.	(15,451)
Common stock of Westar Energy, Inc.	(144)

Net appreciation (depreciation)	$(1,574)

Schedule 1

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2005

(In thousands, except shares)

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)

Party-in- Interest Identification	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
*	American Performance U.S. Treasury Fund	Money Market Fund - 28,608,947 shares	**	$28,609
	Fidelity Advisor Diversified Intl. Fund	Mutual Fund - 871,157 shares	**	18,381
	Fidelity Balanced Fund	Mutual Fund - 1,428,013 shares	**	26,790
	Laudus Rosenberg US Discovery Fund	Mutual Fund - 1,547,813 shares	**	26,607
	Vanguard Primecap Fund	Mutual Fund - 926,230 shares	**	62,771
	Vanguard Windsor Fund	Mutual Fund - 855,270 shares	**	49,503
	Vanguard Institutional Index Fund	Mutual Fund - 332,696 shares	**	37,931
	SEI Stable Asset Fund	Mutual Fund - 4,563,426 shares	**	4,579
	PIMCO Total Return Fund	Mutual Fund - 1,906,163 shares	**	20,088
	Federated Capital Preservation Fund	Guaranteed Investment Contracts - 1,084,768 shares	**	10,882
	Series “E” Bonds	U.S. Government securities - 19,275 shares	**	84
	Series “EE” Bonds	U.S. Government securities - 179,500 shares	**	307
*	ONEOK, Inc.	Common stock - 6,974,833 shares	**	185,740
*	Westar Energy, Inc.	Common stock - 109,185 shares	**	2,372
*	Participant loans	Participant loans at interest rates from 4.0% to 12.5% and various maturities	**	19,361

				$494,005

*	Party-in-interest
**	This column is not applicable to participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries
ONEOK, Inc.

Date: June 22, 2006	By:	/s/ Jim Kneale
Jim Kneale Executive Vice President - Finance and Administration and Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT

23.1	Consent of Independent Registered Public Accounting Firm – BKD, LLP

23.2	Consent of Independent Registered Public Accounting Firm – KPMG, LLP